SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated June 17, 2014

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

STOCK EXCHANGE RELEASE
June 17, 2014

Resolutions of Nokia Annual General Meeting 2014

Nokia Corporation

Stock Exchange Release

June 17, 2014 at 18:05 (CET +1)

Espoo, Finland -The Annual General Meeting of Nokia Corporation held on June 17, 2014 (“AGM”) made the following resolutions:

Dividend

The AGM resolved to distribute an ordinary dividend of EUR 0.11 per share for year 2013. In addition the AGM resolved to distribute a special dividend of EUR 0.26 per share. The ex-dividend date is June 18, 2014, the record date June 23, 2014 and the dividend will be paid on or about July 3, 2014.

Board and Committee members elected

The AGM resolved to elect nine members to the Board of Directors. The following members of the Nokia Board were re-elected for a term ending at the close of the Annual General Meeting in 2015: Bruce Brown, Elizabeth Doherty, Jouko Karvinen, Mårten Mickos, Elizabeth Nelson, Risto Siilasmaa and Kari Stadigh.  Vivek Badrinath and Dennis Strigl were elected as new members of the Board for the same term. The resumés of the elected Board members are available at http://company.nokia.com/en/about-us/corporate-governance/board-of-directors/meet-the-board.

In its assembly meeting, the Board of Directors elected Risto Siilasmaa as Chairman of the Board, and Jouko Karvinen as Vice Chairman of the Board.

The Board of Directors also elected the members of the Board Committees. Bruce Brown was elected as Chairman and Kari Stadigh and Dennis Strigl as members of the Personnel Committee. Jouko Karvinen was elected as Chairman and Vivek Badrinath, Elizabeth Doherty and Elizabeth Nelson as members of the Audit Committee. Jouko Karvinen was elected as Chairman and Bruce Brown ja Kari Stadigh as members of the Corporate Governance and Nomination Committee. The AGM resolved the following annual fees to be paid to the members of the Board of Directors for the term ending at the Annual General Meeting in 2015: EUR 440 000 for the Chairman, EUR 150 000 for the Vice Chairman and EUR 130 000 for each member. In addition, the AGM resolved that the Chairmen of the Audit Committee and the Personnel Committee will each be paid an additional annual fee of EUR 25 000, and other members of the Audit Committee an additional annual fee of EUR 10 000 each. The AGM also resolved, in line with company’s Corporate Governance Guidelines, that approximately 40% of the remuneration will be paid in Nokia shares purchased from the market, or alternatively by using own shares held by the Company, which shares shall be retained until the end of the Board membership in line with the current Nokia policy (except for those shares needed to offset any costs relating to the acquisition of the shares, including taxes).

Other resolutions of the Annual General Meeting

The AGM re-elected PricewaterhouseCoopers Oy as the external auditor for Nokia for the fiscal year of 2014.

The AGM authorized the Board of Directors to resolve to repurchase a maximum of 370 million Nokia shares. The shares may be repurchased under the proposed authorization in order to optimize the capital structure of the Company and are expected to be cancelled. In addition, shares may be repurchased in order to finance or carry out acquisitions or other arrangements, to settle the Company’s equity-based incentive plans, or to be transferred for other purposes. The authorization is effective until December 17, 2015 and terminated the authorization for repurchasing of the Company’s shares granted by the Annual General Meeting on May 7, 2013.

The AGM also resolved to authorize the Board of Directors to issue a maximum of 740 million shares through issuance of shares or special rights entitling to shares in one or more issues. The authorization may be used to develop the Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans, or for other purposes resolved by the Board. Under the authorization, the Board may issue new shares or shares held by the Company. The authorization includes the right for the Board to resolve on all the terms and conditions of the issuance of shares and special rights entitling to shares, including issuance of shares or special rights in deviation from the shareholders’ pre-emptive rights within the limits set by law. The authorization is effective until December 17, 2015 and terminated the authorization for issuance of shares and special rights entitling to shares resolved at the Annual General Meeting on May 7, 2013.

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) expectations, plans or benefits related to Nokia’s new strategy; B) expectations, plans or benefits related to future performance of Nokia’s continuing businesses Networks, HERE and Technologies; C)

expectations, plans or benefits related to changes in leadership and operational structure; D) expectations regarding market developments, general economic conditions and structural changes; E) expectations and targets regarding performance, including those related to market share, prices, net sales and margins; F) the timing of the deliveries of our products and services; G) expectations and targets regarding our financial performance, cost savings and competitiveness as well as results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation, disputes, regulatory proceedings or investigations by authorities; J) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including any expectations, plans or benefits related to or caused by the transaction announced on September 3, 2013 where Nokia sold substantially all of Nokia’s Devices & Services business to Microsoft on April 25, 2014 (“Sale of the D&S Business”); K) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “focus”, “continue”, “project”, “should”, “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to execute our new strategy successfully and in a timely manner, and our ability to successfully adjust our operations; 2) our ability to sustain or improve the operational and financial performance of our continuing businesses and correctly identify business opportunities or successfully pursue new business opportunities; 3) our ability to execute Networks’ strategy and effectively, profitably and timely adapt its business and operations to the increasingly diverse needs of its customers and technological developments; 4) our ability within our Networks business to effectively and profitably invest in and timely introduce new competitive high-quality products, services, upgrades and technologies; 5) our ability to invent new relevant technologies, products and services, to develop and maintain our intellectual property portfolio and to maintain the existing sources of intellectual property related revenue and establish new such sources; 6) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 7) our ability within our HERE business to maintain current sources of revenue, historically derived mainly from the automotive industry, create new sources of revenue, establish a successful location-based platform and extend our location-based services across devices and operating systems; 8) effects of impairments or charges to carrying values of assets, including goodwill, or liabilities; 9) our dependence on the development of the mobile and communications industry in numerous diverse markets, as well as on general economic conditions globally and regionally; 10) our Networks business’ dependence on a limited number of customers and large, multi-year contracts; 11) our ability to retain, motivate, develop and recruit appropriately skilled employees; 12) the potential complex tax issues and obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 13) our ability to manage our manufacturing, service creation and delivery, and logistics efficiently and without interruption, especially if the limited number of suppliers we depend on fail to deliver sufficient quantities of fully functional products and components or deliver timely services; 14) potential exposure to contingent liabilities due to the Sale of the D&S Business and possibility that the agreements we have entered into with Microsoft may have terms that prove to be unfavorable to us; 15) any inefficiency, malfunction or disruption of a system or network that our operations rely on or any impact of a possible cybersecurity breach; 16) our ability to reach targeted results or improvements by managing and improving our financial performance, cost savings and competitiveness; 17) management of Networks’ customer financing exposure; 18) the performance of the parties we partner and collaborate with, and our ability to achieve successful collaboration or partnering arrangements; 19) our ability to protect the technologies, which we develop, license, use or intend to use from claims that we have infringed third parties’ intellectual property rights, as well as, impact of possible licensing costs, restriction on our usage of certain technologies, and litigation related to intellectual property rights; 20) the impact of regulatory, political or other developments on our operations and sales in those various countries or regions where we do business; 21) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 22) our ability to successfully implement planned transactions, such as acquisitions, divestments, mergers or joint ventures, manage unexpected liabilities related thereto and achieve the targeted benefits; 23) the impact of unfavorable outcome of litigation, contract related disputes or allegations of health hazards associated with our business, as well as the risk factors specified on pages 12-35 of Nokia’s annual report on Form 20-F for the year ended December 31, 2013 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

About Nokia

Nokia invests in technologies important in a world where billions of devices are connected. We are focused on three businesses: network infrastructure software, hardware and services, which we offer through Networks; location intelligence, which we provide through HERE; and advanced technology development and licensing, which we pursue through Technologies. Each of these businesses is a leader in its respective field. http://company.nokia.com

Media Enquiries:

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Enclosures:

Nokia stock exchange release dated June 17, 2014: Resolutions of Nokia Annual General Meeting 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2014		Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal